05036232

...ES
... GE COMMISSION
... 20549

VF 3-10-05

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| SEC FILE NUMBER |
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| ~~8B-040020-C7~~ 8-49207 |

# ANNUAL AUDIT REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC MAIL ... FEB ... 2005 ... WASH. D.C.

**REPORT FOR THE PERIOD BEGINNING** January 1, 2004 **AND ENDING** December 31, 2004

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER: O'Keefe Shaw & Co., Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

**646 North French Rd., Suite #7**
(No. and Street)

| Amherst | New York | 14228 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

**Mr. Peter S. O'Keefe** **(716) 568-1010**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report***

**Hacherl, Edward F., CPA**
(Name - *if individual, state last, first, middle name*)

| 2690 Sheridan Drive | Tonawanda | New York | 14150 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Peter S. O'Keefe**, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **O'Keefe Shaw & Co., Inc**., as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classification solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President
Title

Notary Public

JULIE S. PAUL
No. 01PA4955588
~~Notary~~ Public, State of New York
Qualified in Orleans County
My Commission Expires 09/05/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not applicable see note 3)
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not required)
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Included in (g))
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SPIC Supplemental Report. (Not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to exist since the date of the previous audit. (See accompanying supplemental report on internal control structure)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

# O'Keefe Shaw & Co., Inc.

**Statement of Financial Condition**
**As of December 31, 2004**
**and Independent Auditor's Report and**
**Supplemental Report on Internal Control Structure**

Filed in accordance with Rule 17a-5(e)(3) as a **Public Document.**

**Edward F. Hacherl**
**Certified Public Accountant**

**Edward F. Hacherl**
**Certified Public Accountant**

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

## INDEPENDENT AUDITOR'S REPORT

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.:

I have audited the statement of financial condition of O'Keefe Shaw & Co., Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statement presents fairly, in all material respects, the financial position of O'Keefe Shaw & Co., Inc. at December 31, 2004, in conformity with generally accepted accounting principles.

CPA

February 8, 2005

# O'Keefe Shaw & Co., Inc.
## Statement of Financial Condition
## December 31, 2004

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 7,842 |
| Cash deposited with clearing organization - restricted | | 25,000 |
| Receivables from clearing organization and brokers and dealers | | 33,608 |
| Loan to stockholder | | 25,000 |
| Investment securities owned, at market value | | 235,055 |
| Prepaid expenses | | 35,927 |
| Office equipment and furnishings (at cost, less accumulated depreciation of $40,448) | | 2,833 |
| Deferred income tax benefit | | 6,115 |
| Other securities | | 1,209 |
| Deposits | | 3,377 |
| **TOTAL ASSETS** | $ | 375,966 |
| | | |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 40,017 |
| Accrued income taxes | | 8,646 |
| Total liabilities | | 48,663 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, (20,000 shares authorized, 8,300 shares issued & outstanding, $.01 par value) | | 83 |
| Additional paid-in-capital | | 145,780 |
| Retained earnings | | 187,713 |
| Treasury stock, (200 shares at cost) | | (6,273) |
| Total stockholders' equity | | 327,303 |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | $ | 375,966 |

See notes to financial statements.

## 1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

***Nature of business*** – O'Keefe Shaw & Co., Inc. was incorporated in New York State on February 29, 1996. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company provides investment advisory, and investment brokerage services to individuals and institutions generally located in the western New York area. The Company acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers

***Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

***Accounting policies*** - The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

- Security Transactions - Security transactions and related commission revenue and expense are recorded on a trade basis.
- Depreciation - Depreciation is recorded using straight-line methods over the useful lives of the assets, generally 5 - 7 years. Total depreciation expense for the year ended December 31, 2004 is $2,088.
- Advertising - The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising charged to operations was $2,228 for the year ended December 31, 2004.

***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company is required to maintain a $25,000 deposit account with its clearing-broker dealer.

***Receivables from clearing organization and brokers and dealers*** represent commissions due from security sales. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

***Investment securities*** – The Company's liquid debt and marketable equity securities held principally for the purpose of resale in the near term are classified as trading investments and are reported at fair value. Unrealized gains and losses on these investments are included in current period earnings.

Realized gains and losses on investments are included in current period earnings. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses.

Other securities include warrants to purchase common shares of a Nasdaq Stock Market, Inc. at predetermine prices through June 2006. The warrants are without available market quotations. Management has valued warrants at estimated realizable amounts upon settlement. Estimating the fair value of these securities requires significant Management judgment. The fair market value of these warrants at December 31, 2004 was estimated to be $1,209

***Income Taxes*** – The Company uses the asset and liability method for financial accounting and reporting of income taxes. Under the asset and liability approach, deferred taxes are determined based upon temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

***Pension plan*** – The Company maintains a SIMPLE individual retirement plan for all of its eligible employees. The 2004 employer contribution under the plan was $8,905.

***Fair value of financial instruments*** – SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts that approximate fair value. Assets consist of cash, investment & other securities and receivables. Liabilities consist of accounts payable and accrued expenses.

## 2. INVESTMENT AND OTHER SECURITIES

Investment securities on the balance sheet include liquid debt securities and equity securities. Other securities include warrants. These securities are classified as trading. During 2004, gross gains of $12,643 and gross losses of $19,550 were included in earnings from transfers of securities classified as available for sale to trading by reclassifying the unrealized gains and losses from accumulated other comprehensive income.

Net unrealized gains and losses from investment securities consist of unrealized gains of $38,049 and unrealized losses of $29,681 of from investment and other securities held at December 31, 2004.

## 3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is $50,000.

At December 31, 2004, the Company had net capital of $213,357, which was $163,357 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital is 23%.

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

## 4. COMMITMENTS

The Company leases its current office space under a lease classified as an operating lease on a month-to-month basis at $2,399 per month. Rent expense under the lease was $29,302 for the year ended December 31, 2004.

On October 1, 2004, the Company entered into a five-year agreement to lease new office space. The lease will commence on June 1, 2005. The lease includes terms for cancellation prior to the end of the

five-year period. At December 31, 2005,future minimum noncancelable lease payments are $21,688 for 2005 and $15,492 for 2006.

## 5. INCOME TAXES

The income tax provision consists of the following;

| | |
|---|---|
| Current: | |
| Federal | $ 12,341 |
| New York State | 5,186 |
| | 17,527 |
| Deferred | |
| Federal | (125) |
| New York State | (700) |
| | (825) |
| Total | $ 16,702 |

Management has used a tax rate of approximately 21% for calculating deferred taxes.

The significant of the components of deferred tax assets (liabilities) at December 31, 2004 are as follows;

| | |
|---|---|
| Depreciation | $ (600) |
| Accrued expenses deductible in future periods | 1,100 |
| Capital loss carryforward | 4,200 |
| Unrealized gains/losses on investment and other securities owned | 1,415 |
| Total deferred tax asset | $6,115 |
| Less valuation allowance | - |
| Net deferred tax asset | $6,115 |

The Company's income tax expense varies from the tax computed using Federal statutory rates due to the Federal surtax exemption, permanent differences and state taxes.

The Company has a capital loss carryforward of $13,227. The capital loss carryforward will expire in 2007.

## 6. REDEMPTION OF COMMON STOCK

On February 28, 2004, the Company redeemed and retired 7650 shares of common stock from a major stockholder. The total cost to redeem the stock was $252,221.

On July 13, 2004, the Company purchased 100 shares of common stock from an employee who had separated form service for $3,165. The shares are being held in treasury stock.

## 5. RELATED PARTY TRANSACTIONS

At December 31, 2004, the Company has a loan receivable from its major stockholder and officer of $25,000. The loan is non-interest bearing. The loan was repaid in January 2005.

The Company has an agreement, to provide brokerage services, office space and administrative services to Sandhill Capital Partners, LLC, (Sandhill), an investment advisory company. The Company's major stockholder is a member of Sandhill Capital Partners, LLC. Commissions earned from investment advisory brokerage services in 2004 to Sandhill were approximately $118,000. The agreement compensates the Company $2,000 per month for office space and administrative services. The Company recorded in other income $20,000 for office space and administrative services to Sandhill.

## 8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on US security markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

# Edward F. Hacherl
**Certified Public Accountant**

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedule of O'Keefe Shaw & Co., Inc. (the "Company") for the year ended December 31, 2004 on which I issued my report dated February 8, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control component does not reduce to a relatively low level

the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matter involving the internal control, including control activities for safeguarding securities that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

[signature], CPA

February 8, 2005